

November 23, 2011

Via E-mail
Mr. Robert Schaffhauser
Executive Vice President of Finance
Colony Resorts LVH Acquisitions, LLC
3000 Paradise Road
Las Vegas, NV 89109

> RE: **Colony Resorts LVH Acquisitions, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 10-Q for**
> **the Period Ended June 30, 2011**
> **Filed March 25, 2011 and August 9, 2011**
> **File No. 0-50635**

Dear Mr. Schaffhauser:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2011

Critical Accounting Policies, page 19

1.   We note that you have had net losses for each of the last three years and for the six months ended June 30, 2011. We also note your disclosure on page 11 that you received notice from Hilton in June that it was exercising its right to terminate the License Agreement and your disclosure in the Form 12b-25 filed November 14, 2011 that in September, your lender initiated a foreclosure upon substantially all of your assets. Please tell us how you determined that there was no impairment on your long-lived assets as of December 31, 2010 and June 30, 2011. In your response, please provide us with your analyses under any related tests for recoverability, including support for significant assumptions. If you have not tested your long-lived assets for recoverability during these periods, please tell us how you determined that there were no events or changes in circumstances that indicated that the carrying amount of long-lived assets may not be recoverable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant